FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated June 4, 2012
2	Translation of letter to the Buenos Aires Stock Exchange dated June 4, 2012
3	Translation of letter to the Buenos Aires Stock Exchange dated June 4, 2012
4	Translation of letter to the Buenos Aires Stock Exchange dated June 5, 2012

YPF S.A. further reports that Mr. Eduardo Basualdo is the Audit Committee’s financial expert for purposes of Section 407 of the Sarbanes-Oxley Act of 2002.

Item 1
TRANSLATION

Buenos Aires, June 4, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Composition of YPF S.A. Board of
Directors and Supervisory Committee.

Dear Sirs,

The purpose of this letter is to comply with the requirements of Article 75 of the Buenos Aires Stock Exchange Regulations.

Pursuant to the resolutions of the General Ordinary and Special Class A and Class D Shareholders’ Meeting of the Company held on June 4, 2012, and according to the By-Laws, the Board of Directors of YPF S.A. shall be composed as follows:

Position	Name	Class of Shares represented	Term	Status
Chairman of the Board and CEO	Miguel Matías Galuccio	Class D	One fiscal year	Non Independent
Director	Axel Kicillof	Clase A	One fiscal year	Non Independent
Director	Eduardo Basualdo	Class D	One fiscal year	Independent
Director	Héctor Walter Valle	Class D	One fiscal year	Independent
Director	José Iván Brizuela	Class D	One fiscal year	Independent
Director	Carlos Alfonsi	Class D	One fiscal year	Non Independent
Director	Gustavo Alejandro Nagel	Class D	One fiscal year	Non Independent
Director	Roberto Ariel Ivovich	Class D	One fiscal year	Non Independent
Director	Oscar Alfredo Cretini	Class D	One fiscal year	Non Independent
Director	Walter Fernando Vázquez	Class D	One fiscal year	Non Independent
Director	Oscar Alberto Lamboglia	Class D	One fiscal year	Non Independent
Director	Guillermo Juan Pereyra	Class D	One fiscal year	Non Independent
Director	Sebastián Uchitel	Class D	One fiscal year	Independent
Director	Rodrigo Cuesta	Class D	One fiscal year	Non Independent
Director	Fernando Giliberti	Class D	One fiscal year	Non Independent
Director	Fernando Dasso	Class D	One fiscal year	Non Independent
Director	Luis García del Río	Class D	One fiscal year	Non Independent

Alternate Director	Patricia María Charvay	Class A	One fiscal year	Non Independent
Alternate Director	Sergio Affronti	Class D	One fiscal year	Non Independent
Alternate Director	Ricardo Dardo Esquivel	Class D	One fiscal year	Non Independent
Alternate Director	Luis Alberto Bontempo	Class D	One fiscal year	Non Independent
Alternate Director	Carlos Héctor Lambré	Class D	One fiscal year	Non Independent
Alternate Director	Francisco Ernesto García Ibañez	Class D	One fiscal year	Non Independent
Alternate Director	Ricardo Luis Saporiti	Class D	One fiscal year	Non Independent
Alternate Director	Manuel Arevalo	Class D	One fiscal year	Non Independent
Alternate Director	Carlos Agustín Colo	Class D	One fiscal year	Non Independent
Alternate Director	Gerardo Andrés Doria Muñoz	Class D	One fiscal year	Non Independent
Alternate Director	Pablo Blanco Pérez	Class D	One fiscal year	Non Independent

TRANSLATION

Furthermore, the Supervisory Committee shall be composed as follows:

Position	Name	Class of Shares represented	Term
Member	Gustavo Adolfo Mazzoni	Class A	One fiscal year
Member	María de las Mercedes Archimbal	Class D	One fiscal year
Member	Enrique Alfredo Fila	Class D	One fiscal year

Alternate Member	Raquel Inés Orozco	Class A	One fiscal year
Alternate Member	Guillermo Leandro Cadirola	Class D	One fiscal year
Alternate Member	Cecilia Leonor Carabelli	Class D	One fiscal year

YPF S.A. further reports that Mr. Eduardo Basualdo is the Audit Committee’s financial expert for purposes of Section 407 of the Sarbanes-Oxley Act of 2002.

Yours faithfully,

Miguel Matías Galuccio
President
YPF S.A.

Item 2

TRANSLATION

Buenos Aires, June 4, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.:  Appointment of Market Relations Officer

Dear Sirs,

The purpose of this letter is to inform you that Board of Directors of the Company at its meeting held on June 4, 2012 and in accordance with the provisions of Article. 5 Subsection a) of the Rules of Transparency in the Public Offering, approved by Decree No. 677/2001, appointed Mr. Gabriel E. Abalos as Market Relations Officer.

Yours faithfully,

Miguel Matías Galuccio
President
YPF S.A.

Item 3

TRANSLATION

Buenos Aires, June 4, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: General Ordinary and Special
Class A and Class D Shareholders’ Meeting
of YPF S.A.

The purpose of this letter is to comply with the requirements of Article 75 of the Buenos Aires Stock Exchange Regulations.

On June 4, 2012, having complied with all the legal requirements, the General Ordinary and Special  Class A and Class D Shareholders’ Meeting of YPF S.A. was held at 11:00 a.m. with the attendance of 39 shareholders for a total of 380.638.786 shares, which represents the 96,78% of the outstanding capital stock.

The following are resolutions for each of the agenda items which were adopted by a majority of the votes present (excluding abstentions):

1.    Appointment of two Shareholders who shall sign the Minutes of the Meeting.
   It was approved by a majority of votes to appoint the representative of the shareholders, the Federal Government (Ministry of Economy) for Class A and ANSES (Guarantee Funds of Sustainable Law N° 26.425), to sign the minutes.

 2.   Removal of one regular and one alternate member of the Supervisory Committee for Class A shares.
   The Federal Government resolved by Special Class A Shareholders´ Meeting to remove from their positions the Accoutant Silvana Rosa Lagrosa as a member and the Accountant Gustavo Adolfo Mazzoni as an alternate member of the Supervisory Committee.

 3.   Removal of the regular and alternate members of the Supervisory Committee for Class D shares.
   It was resolved by a majority of votes of Class D shares to remove from their positions Messrs. Juan Andrés Gelly y Obes, Israel Lipsich, Santiago Carlos Lazzati and Carlos María Tombeur as members and Messrs. Arturo Alonso Peña, Oscar Alberto Oroná, Edgardo Sanguineti and Rubén Laizerowitch as alternate members of the Supervisory Committee.

 4.   Fix the number of regular and alternate members of the Supervisory Committee.
   It was resolved by a majority of votes to fix the number of members at three (3) and the same number of alternate members of the Supervisory Committee.

TRANSLATION

 5.   Appointment of one regular and one alternate member of the Supervisory Committee for Class A shares.
   The Federal Government appointed by Special Class A Shareholders´ Meeting the Accountant Gustavo Adolfo Mazzoni as a member and Doctor Raquel Inés Orozco as an alternate member of the Supervisory Committee, for the statutory term of one fiscal year.

 6.   Appointment of the regular and alternate members of the Supervisory Committee for Class D shares.
      It was resolved by a majority of votes of Class D shares to appoint Doctor María de las Mercedes Archimbal and the Accountant Enrique Alfredo Fila as members and the Accountant Guillermo Leandro Cadirola and Doctor Cecilia Leonor Carabelli as alternate members of the Supervisory Committee, for the statutory term of one fiscal year.

 7.   Removal of the regular and the alternate member of the Board of Directors for Class A shares.
   The Federal Government resolved by Special Class A Shareholders´ Meeting to remove from his position Licentiate Roberto Baratta as member of the Board of Directors in representation of its shares in YPF S.A.

 8.   Removal of the regular and the alternate members of the Board of Directors for Class D shares.
   It was resolved by a majority of votes of Class D shares to remove from their positions as members  Messrs. Antonio Brufau Niubó, Enrique Eskenazi, Sebastián Eskenazi, Antonio Gomis Sáez, Aníbal Guillermo Belloni, Mario Blejer, Carlos Bruno, Carlos de la Vega, Matías Eskenazi Storey, Salvador Font Estrany, Federico Mañero, Javier Monzón, Miguel Martinez San Martín, Luis Suárez de Lezo Mantilla, Carlos Arnoldo Morales-Gil and Mario Vázquez and Messrs. Alejandro Quiroga López, Alfredo Pochintesta, Tomás García Blanco, Fernando Dasso, Carlos Jiménez, Carlos Alfonsi, Ángel Ramos Sánchez, Ezequiel Eskenazi Storey, Mauro Renato José Dacomo, Ignacio Cruz Moran and Eduardo Ángel Garrote as alternate members of the Board of Directors for Class D shares.

 9.   Fix the number of the regular and the alternate members of the Board of Directors.
   It was resolved by a majority of votes to fix the number of members at seventeen (17) and the number of alternate members of the Board of Directors at eleven (11).

 10.  Appointment of one regular and one alternate member of the Board of Directors for Class A shares and fix the term of appointment.
   The Federal Government appointed by Special Class A Shareholders´ Meeting for the term of one year Doctor Axel Kicillof as member and Mrs. Patricia María Charvay as alternate member  of the Board of Directors in representation of its shares in YPF S.A., provided that the Director assumes his position referred to in the relevant decree.

TRANSLATION

 11.  Appointment of the regular and the alternate members of the Board of Directors for Class D shares and fix the term of appointment.
      It was resolved by a majority of votes of Class D shares to appoint as members for the statutory term of one fiscal year Messrs. Miguel Matías Galuccio, Eduardo Basualdo, Héctor Walter Valle, José Iván Brizuela, Carlos Alfonsi, Gustavo Alejandro Nagel, Roberto Ariel Ivovich, Oscar Alfredo Cretini, Walter Fernando Vazquez, Oscar Alberto Lamboglia, Guillermo Juan Pereyra, Sebastián Uchitel, Rodrigo Cuesta, Fernando Giliberti, Fernando Dasso and Luis García del Río, and Messrs. Sergio Affronti, Ricardo Dardo Esquivel, Luis Alberto Rafael Bontempo, Carlos Héctor Lambré, Francisco Ernesto García Ibañez, Ricardo Luis Saporiti, Manuel Arevalo, Carlos Agustín Colo, Gerardo Andrés Doria Muñoz and Pablo Blanco Pérez as alternate members of the Board of Directors for Class D shares.

Yours faithfully,

Miguel Matías Galuccio
President
YPF S.A.

Item 4

TRANSLATION

Buenos Aires, June 5, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.:  Relevant Fact. Appointment
of the Audit Committee

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock Exchange.

The Board of Directors of the Company, at its Meeting held on June 4, 2012 resolved to approve the composition of the Audit Committee, which shall be composed as follows:

Position	Names	Status

President	Eduardo Basualdo	Independent

Members	Héctor Walter Valle	Independent
	Sebastián Uchitel	Independent

Alternate Member	José Iván Brizuela	Independent

Yours faithfully,

Gabriel E. Abalos
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 5, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer